

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 1, 2009

Mr. Emilio Azcarraga Jean
Chairman of the Board, President and Chief Executive Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

> **RE: Grupo Televisa, S.A.B.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-12610**

Dear Mr. Jean:

We have completed our review of your filing and have no further comments at this time.

Sincerely,
/s Jessica Plowgian for

Larry Spirgel
Assistant Director